Filed by AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Registration Statement #333-172741

Merger of Equals

ProLogis®

AMB®

Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AMB Property Corporation ("AMB") and ProLogis operate and beliefs of and assumptions made by AMB management and ProLogis management, involve uncertainties that could significantly affect the financial results of AMB or ProLogis, or the combined company if the proposed business combination transaction is completed. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving AMB and ProLogis, including future financial and operating results, or the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of status as a real estate investment trust, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks of achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission ("SEC") by AMB and ProLogis from time to time, including those discussed under the heading "Risk Factors" in their respective most recently filed reports on Form 10-K and 10-Q. Neither AMB nor ProLogis undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About this Transaction

In connection with the proposed transaction, AMB Property Corporation ("AMB") has filed with the SEC a registration statement on Form S-4 that includes a definitive joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. AMB and ProLogis also plan to file other relevant documents with the SEC regarding the proposed transaction. The registration statement has been declared effective by the U.S. Securities and Exchange Commission, and the definitive joint proxy statement / prospectus is currently available. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by AMB and ProLogis with the SEC at the SEC's website at *www.sec.gov*. Copies of the documents filed by AMB with the SEC are available free of charge on AMB's website at *www.amb.com* or by contacting AMB Investor Relations at (415) 394-9000. Copies of the documents filed by ProLogis with the SEC are available free of charge on ProLogis' website at *www.prologis.com* or by contacting ProLogis Investor Relations at (303) 567-5690.

AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB's executive officers and directors in AMB's Annual Report on Form 10-K filed with the SEC on February 18, 2011, as amended on Form 10-K/A filed with the SEC on March 10, 2011 and the definitive proxy statement filed with the SEC on March 23, 2011. You can find information about ProLogis' executive officers and directors in ProLogis' Annual Report on Form 10-K filed on February 28, 2011, as amended on Form 10-K/A filed with the SEC on March 28, 2011 and definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants are included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Shared Vision for Success

- The undisputed leader in the **industrial** sector
- The best **customer** franchise in the real estate industry
- The only player in industrial real estate active on **four continents**
- The world's leading industrial property **developer**
- A global leader in real estate **investment management**
- The best and most diverse real estate **organization**

Transaction Overview

Merger	• 100% stock merger of equals • Each ProLogis share to be converted into 0.4464 of an AMB share • Preserves UPREIT structure
Company Name	• Company will be named ProLogis • Ticker symbol will be (NYSE: PLD)
Ownership	• ~60% former ProLogis shareholders • ~40% former AMB shareholders
Headquarters	• Corporate – San Francisco • Operational – Denver
Gross G&A Synergies	• ~$80 million annual run rate
Closing	• Expected by the end of second quarter 2011

Leadership / Integration


Hamid Moghadam
Co-CEO / Chairman
Walt Rakowich
Co-CEO (1) / Chairman of Executive Committee
Bill Sullivan (2)
Chief Financial Officer
Tom Olinger (2)
Chief Integration Officer
Mike Curless
Chief Investment Officer
Guy Jaquier
CEO Private Capital
Gary Anderson
CEO Europe & Asia
Gene Reilly
CEO The Americas
Ed Nekritz
Chief Legal Officer General Counsel
Nancy Hemmenway
Chief Human Resources Officer

The combined Board comprises six ProLogis board members and five AMB board members

- Hamid Moghadam will be Chairman of the Board
- Walt Rakowich will be Chairman of the Executive Committee of the Board
- Irving "Bud" Lyons III will be Lead Independent Director

(1) Walt Rakowich will retire on December 31, 2012.

(2) Bill Sullivan will be CFO of the combined company until retirement on December 31, 2012, at which time Tom Olinger will succeed Bill Sullivan.

Transaction Benefits

World Class Platform	• Deep global presence with ~600 million square feet owned and under management – Enhanced common platforms in North America, Western Europe and Japan – Complementary platforms in UK & CEE (PLD) and China & Brazil (AMB) • Aligned talent and resources – Land, development and acquisitions • Expanded relationships with large, repeat multi-national customers
Vibrant Private Capital Franchise	• Broad range of product offerings across major regions • AUM of $25.7 billion in 19 co-investment ventures
Improved Combined Cost of Capital	• Improved credit profile from synergies – Unsecured credit will be one of the most liquid in REIT space • Cost of equity will reflect accelerating growth in FFO/share • Shares and OP units will be attractive acquisition currencies
Organizational Synergies	• Strong combined entrepreneurial management team • Eliminating duplicative gross G&A saves ~$80 million per year – Equates to ~$0.19 per combined company share

Pre-eminent Global Real Estate Company

Square Feet Owned / Managed(1)


(MM sq. ft.)
600
500
400
300
200
100
0
438
160
598
ProLogis
AMB
Combined Company
Americas
Europe
Asia

Total AUM(2)


($Bn)
50
45
40
35
30
25
20
15
10
5
0
$31
$15
$46
ProLogis
AMB
Combined Company
Americas
Europe
Asia

Note: Data estimated as of 12/31/2010.
(1) Represents owned / managed assets at 100% share.
(2) AUM defined as gross book value of owned / managed properties.

Peerless Global Logistics Platform

Americas	Europe	Asia
		
~423MM sq. ft.	~145MM sq. ft.	~30MM sq. ft.
$28Bn	$13Bn	$5Bn

Combined platform represents ~78% of global GDP[(1)]

Note: Data estimated as of 12/31/2010. ProLogis data is pro forma for Blackstone and Catellus dispositions.
(1) Source: International Monetary Fund.

Diverse Customer Base



(% Combined ABR)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.6
1.2
1.1
1.0
0.8
0.7
0.7
0.7
0.6
0.5
DHL
Kuehne + Nagel
Home Depot
CEVA Logistics
Unilever
SNCF
U.S Government
Sagawa Express
Wincanton Logistics
Nippon Express

Largest single customer represents only 2.6% of estimated combined ABR

Top 10 represents ~10% of estimated combined ABR

Greater Combined Development Opportunity

Total Assets Under Development[1]	2011E Development[2]	Annual Future Potential



56%
28%
16%
45%
25%
30%
35%
35%
30%

$750 million	$1.5 billion	~$2.5 billion

Americas Europe Asia

Existing land bank fuels internal growth

Note: Data estimated as of 12/31/2010.
(1) Represents total expected investment of construction in progress.
(2) Represents midpoint of companies' 2011 guidance.

Market Leading Private Capital Business

AMB AUM

9 co-investment ventures
$8.2 billion AUM


$1.7Bn
$5.2Bn
$1.3Bn

ProLogis AUM

10 funds
$17.5 billion AUM


$0.1Bn
$8.6Bn
$8.8Bn

Combined AUM

19 co-investment ventures
$25.7 billion AUM


$1.8Bn
$10.0Bn
$13.9Bn

Americas Europe Asia

Note: Data represents gross book value of AUM in funds and co-investment ventures.

Strong Combined Capitalization and Balance Sheet

($MM, Except per Share Data)	ProLogis [1]	AMB [1]	Combined [2]
Share Price *(As of 1/28/2011)*	$15.21	$32.93	$32.93
Basic Common Shares and Units	573	172	428
Equity Market Capitalization	$8,720	$5,657	$14,084
S&P 500 Rank	*326*	*N/A*	*195*
Total Balance Sheet Debt	$6,556	$3,344	$9,900
Total Market Capitalization	$15,276	$9,001	$23,984
Debt / 2010PF EBITDA (Inc. Syn. for combined company)[3]	7.8x	7.6x	7.3x[4]
2010PF 4QA Fixed Charge Coverage (Inc. Syn. for combined company)[3]	2.3x	2.6x	2.5x[4]
Debt as % of Gross Book Value of Real Estate[3]	44.0%	40.0%	42.6%
Debt as % of Total Market Capitalization	42.9%	37.2%	41.3%
Credit Ratings (Moody's/S&P/Fitch)	*Baa2/BBB-/BB+*	*Baa1/BBB/BBB*	

(1) Data estimated as of 12/31/2010 (except share prices).
(2) Calculated using AMB's share price at 1/28/2011 of $32.93 and an exchange ratio of 0.4464x.
(3) Statistics calculated based on balance sheet debt, EBITDA, and book value figures; EBITDA includes pro rata FFO contribution from unconsolidated joint ventures. See reporting definitions.
(4) Pro forma EBITDA figures include realization of $80MM estimated synergies.

Well-Staggered Debt Maturity Schedule

Pro Forma Debt Maturity Schedule as of December 31, 2010 ($MM) (1)


($MM)
2,500
2,000
1,500
1,000
500
0
$390
$1,503
$974
$800
$1,125
$895
$774
$906
$899
$691
$161
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021+
Balance Sheet Debt
Global Lines of Credit

(1) Data estimated as of December 31, 2010
Note: Excludes discounts; stated debt maturities may not reflect debt repayments as projected in companies' forecasts.

G&A Synergies

($MM)	Annual Gross G&A Savings
Operating	$65 M
Corporate Infrastructure Costs	$15 M
Total Synergies ($)	$80 M
Per Combined Company Share ($)	~$0.19 per share

~50% run rate expected by year end 2011

100% realized by year end 2012

Shared Vision for Success

World Class Platform

- The undisputed leader in the industrial sector
- The best customer franchise in the real estate industry
- The only player in industrial real estate active on four continents
- The world's leading industrial property developer
- A global leader in real estate investment management
- The best and most diverse real estate organization

Strategy

- **Align portfolio** in targeted regions to serve the needs of key customers
- Significantly enhance **asset utilization**
- Fuel growth through development and **land bank** monetization
- Capitalize on world-class combined **investment management** franchise
- Create one of strongest **balance sheets** in the real estate sector
- Build the most effective and efficient **organization** in the industry

The leading global provider of industrial real estate

Reporting Definitions

Core EBITDA, as Adjusted:

The companies use core adjusted earnings before interest, tax, depreciation and amortization, impairment charges, gains or losses from the disposition of real estate investments, losses on early extinguishment of debt and derivatives contracts (including cash charges), and other non-cash charges (such as stock based compensation amortization, unrealized gains or losses on foreign currency and derivative activity), including the companies share of these items (other than interest and current taxes) from their unconsolidated investees or ("Core EBITDA, as adjusted"), to measure both their operating performance and liquidity. The companies consider Core EBITDA, as adjusted to provide investors relevant and useful information because it permits investors to view income from operations on an unleveraged basis before the effects of tax, non-cash depreciation and amortization expense and other items(including stock-based compensation amortization and certain unrealized gains and losses), gains from the disposition of real estate investments, and other significant non-cash items. By excluding interest expense, adjusted EBITDA allows investors to measure the company's operating performance independent of their capital structure and indebtedness and, therefore, allows for a more meaningful comparison of its operating performance to that of other companies, both in the real estate industry and in other industries. The impairment charges were principally a result of the companies' changed intent with respect to the holding period of certain of its real estate properties and decreases in fair value due to increases in capitalization rates and deterioration in market conditions that adversely impacted values. Losses on the early extinguishment of debt and derivatives contracts generally included the costs of repurchasing debt securities. Although difficult to predict, these items may be recurring given the uncertainty of the current economic climate and its adverse effects on the real estate and financial markets. While not infrequent or unusual in nature, these items result from market fluctuations that can have inconsistent effects on each company's results of operations. The economics underlying these items reflect market and financing conditions in the short-term but can obscure each company's performance and the value of each company's long-term investment decisions and strategies. As a liquidity measure, the companies believe that Core EBITDA, as adjusted helps investors to analyze their ability to meet interest payment obligations and to make quarterly preferred share dividends and unit distributions. The companies believe that investors should consider Core EBITDA, as adjusted , in conjunction with net income (the primary measure of each company's performance) and the other required Generally Accepted Accounting Principles ("GAAP") measures of its performance and liquidity, to improve their understanding of each company's operating results and liquidity, and to make more meaningful comparisons of their performance against other companies. By using Core EBITDA, as adjusted, an investor is assessing the earnings generated by each company's operations, but not taking into account the eliminated expenses or gains incurred in connection with such operations. As a result, core EBITDA, as adjusted, has limitations as an analytical tool and should be used in conjunction with each company's required GAAP presentations. Core EBITDA, as adjusted does not reflect each company's historical cash expenditures or future cash requirements for working capital, capital expenditures distribution requirements or contractual commitments. Core EBITDA, as adjusted also does not reflect the cash required to make interest and principal payments on each company's outstanding debt. While Core EBITDA, as adjusted is a relevant and widely used measure of operating performance and liquidity, it does not represent net income or cash flow from operations as defined by GAAP and it should not be considered as an alternative to those indicators in evaluating operating performance or liquidity. Further, the companies' computation of Core EBITDA, as adjusted may not be comparable to EBITDA reported by other companies. The companies compensate for the limitations of Core EBITDA, as adjusted by providing investors with financial statements prepared according to U.S. GAAP, along with this detailed discussion of Core EBITDA, as adjusted and a reconciliation of Core EBITDA, as adjusted to net income (or loss), a U.S. GAAP measurement.

Definitions

The following table reconciles Core EBITDA, as adjusted to estimated net earnings (loss) for the quarter ended December 31, 2010 (dollars in thousands):

Estimated for the quarter ended December 31, 2010		ProLogis		AMB
Consolidated net earnings (loss)	$	(1,160,863)	$	11,309
Gains from sale or contribution of real estate interests, net		(187,221)		(5,525)
Depreciation and amortization		83,214		51,353
Interest expense, including amortization		112,034		33,036
Impairment charges		1,146,061		-
Loss on early extinguishment of debt		153,037		353
Current and deferred income tax expense (benefit)		(5,907)		2,144
Other non-cash charges (1)		21,976		5,618
Income on properties sold during the quarter included in discontinued operations		(7,022)		-
Estimated Core EBITDA, as adjusted, before our share of unconsolidated investees	**$**	**155,309**	**$**	**98,288**
Our share of unconsolidated investees:				
Depreciation and amortization	$	35,891	$	11,114
Other non-cash charges (2)		788		-
Realized losses on derivative activity		18,844		-
Estimated Core EBITDA, as adjusted	**$**	**210,832**	**$**	**109,402**

(1) Includes unrealized gains/losses on foreign currency and derivative activity and stock compensation amortization

(2) Includes unrealized gains/losses on foreign currency and derivative activity, deferred taxes and impairment charges

Definitions

Fixed charge coverage:

Fixed charge coverage is defined as Core EBITDA, as adjusted divided by fixed charges. Fixed charges consist of interest expense less finance costs and debt premiums, from continuing and discontinued operations, plus capitalized interest, preferred unit distributions and preferred stock dividends. The companies use fixed charge coverage to measure liquidity. The companies believe fixed charge coverage is relevant and useful to investors because it permits fixed income investors to measure the company's ability to meet its interest payments on outstanding debt, make distributions to its preferred unitholders and pay dividends to its preferred shareholders. The company's computation of fixed charge coverage may not be comparable to fixed charge coverage reported by other companies.

The following table details the calculation of fixed charges for three months ended December 31, 2010 (dollars in thousands):

Estimated for the quarter ended December 31, 2010	ProLogis	AMB
Interest expense	$ 112,034	$ 33,020
Amortization of financing costs and debt premiums / discounts	(21,099)	(2,773)
Capitalized interest	11,829	8,569
Preferred unit and share distributions	6,317	3,950
Adjustments to arrive at fixed charges proforma for debt paydown in 4Q10	(17,345)	-
Estimated Fixed Charges	$ 91,736	$ 42,766

Merger of Equals

ProLogis®

AMB®

New ProLogis Private Capital – Mission and Benefits

Pursuing the same goals: strive to be your partner of choice and deliver superior, risk- adjusted returns through a broader and deeper platform dedicated to alignment of interests, effective corporate governance, transparency and excellent client service

- Leading industrial-only focused private capital business with $25.7 billion AUM[1] in 19 co-investment ventures
- Operations on four continents with fund offerings covering the risk/return spectrum
- Enhanced level of management depth and experience of the combined company
- Continuation of the client relations team and majority of portfolio management teams
- Ability to better serve the needs of customers and to expand relationships with multinational customers that require space in multiple locations

(1) As of December 31, 2010

Benefits of Partnering with ProLogis Private Capital

Operational synergies are expected while our commitment to Private Capital is further enhanced through the addition of senior real estate professionals

- Guy Jaquier will be dedicated full time to Private Capital. Mike Evans will join as Global Head of Portfolio Management & Strategy. Alison Hill and Jim Green will remain fully dedicated
- Industrial focused operator with local on-the-ground real estate experts – being the best is priority
- Focused on key, supply-constrained markets tied to global trade
- 27-year history of delivering leading results through multiple cycles with confidence of global customers
- One of the strongest balance sheets in the REIT universe
- Alignment of interest through 15-50% co-investment

Preparation and planning are well underway to ensure the integration is as seamless as possible

Established Combined Company Platform

Europe	AUM[1] ($MM)
PLD European Properties Fund II	$4,434
PLD European Properties	4,208
AMB Europe Logistics Fund	1,431
AMB Europe Logistics Joint Venture[2]	648



The Americas	AUM[1] ($MM)
ProLogis NA Industrial	$2,989
AMB U.S. Logistics Fund	2,930
ProLogis NA Industrial II	2,170
ProLogis NA Industrial III	1,760
ProLogis California LLC	705
AMB Institutional Alliance Fund II	518
AMB – SGP	432
PLD NAPF I	377
PLD NAPF XI	184
AMB – AMS	159
AMB DFS Fund I	86
AMB U.S. Logistics Partners Fund	In Discussion
AMB Mexico Fondo Logistico	600
ProLogis Mexico Industrial	582
AMB Brazil Logistics Partners Fund I	445
AMB – SGP Mexico	326

Asia	AUM[1] ($MM)
AMB Japan Fund I	$1,635
AMB China Logistics Venture I[3]	1,175
ProLogis Korea	129
AMB Japan Logistics Partners Fund II	In Discussion

Investment opportunities spanning four continents and covering the risk/return spectrum

(1) AUM is based on gross carrying value of private capital co-investment ventures and estimated investment capacity as of December 31, 2010
(2) As of March 3, 2011
(3) As of March 16, 2011

New ProLogis Private Capital
Senior Leadership and Executive Committee



Guy F. Jaquier | CEO, Private Capital

- Years of Industry Experience: 29
- Joined AMB: 2000
- Relevant Experience: Senior Investment Officer, CalPERS; Senior Executive, Equitable Real Estate/Lend Lease
- Senior Leadership, Executive Committee ProLogis and Private Capital



Michael A. Evans | Managing Director, Global Portfolio Management & Strategy

- Years of Industry Experience: 20
- Joined AMB: 2002
- Relevant Experience: Managing Director, Asia; SVP, Transactions; VP, Acquisitions - Asia ; Head of Capital Transactions, Lend Lease Real Estate Investments, Inc.
- Senior Leadership, Executive Committee Private Capital



Alison M. Hill | Managing Director, Global Fund Management

- Years of Industry Experience: 20
- Joined AMB: 1999
- Relevant Experience: SVP, Chief Operating Officer, AMB Capital Partners; VP, Fund Development; Associate, Morrison & Foerster LLP
- Senior Leadership, Executive Committee Private Capital



Gary E. Anderson | CEO, Europe & Asia

- Years of Industry Experience: 20
- Joined ProLogis: 1994
- Relevant Experience: President, Europe & the Middle East; Managing Director, Investments & Development
- Executive Committee ProLogis and Private Capital



James W. Green | Managing Director, Global Client Relations

- Years of Industry Experience: 26
- Joined AMB: 2009
- Relevant Experience: Senior Executive, Citi Property Investors; Principal, AEW Capital Management LP
- Senior Leadership, Executive Committee Private Capital



Simon Nelson | Senior Vice President, Fund Management & Acquisitions

- Years of Industry Experience: 21
- Joined ProLogis: 2001
- Relevant Experience: ProLogis European Fund Management; Partner & Director, DTZ Investment Management
- Executive Committee Private Capital

Experienced, cycle-tested leadership team with proven track records of performance

New ProLogis Private Capital Organization

- **Guy F. Jaquier**, CEO (San Francisco)
  - **Alison M. Hill**, MD, Global Fund Mgmt (San Francisco)
    - William B. O'Donnell, SVP, Portfolio Mgr/Development (San Francisco)
      - *PLD-NAPF I, PLD-NAPF X, PLD-NAPF XI, PLD California, PLD-NA II, PLD-NA III, PLD Korea*
    - Barton A. Carter, VP, Fund Development (San Francisco)
      - *Fund Development, Fund Restructure, Legal Questionnaires, Compliance*
    - John Farias, VP, Group Ops (San Francisco)
      - *Fund Reporting, Fund Modeling, Track Record, Benchmarks, SEC Review, AMB Fund II*
    - Jorge Girault, VP, Portfolio Mgr (Mexico City)
      - *AMB-Mexico Fondo Logistico*
  - **Michael A. Evans**, MD, Global Portfolio Mgmt & Strategy (Tokyo)
    - Robert C. Bransfield, SVP, Portfolio Mgr (Boston)
      - *AMB-USLF*
    - James Creighton, FVP, Portfolio Mgr (Denver)
      - *PLD-NAIF*
    - Aaron M. Reuter, VP, Portfolio Mgr (San Francisco)
      - *PLD Mexico Fund, AMB-AMS, AMB Brazil, AMB-DFS, AMB-SGP MX*
    - Simon Nelson, SVP, Portfolio Mgr (Amsterdam)
      - *PLD-PEPR, PLD-PEPF II*
    - Ellen F. Hall, SVP, Portfolio Mgr (Paris)
      - *AMB-Allianz, AMB-EULF*
    - Peter Cassells, SVP, CEO, PEPR (Luxembourg)
    - Thurai Thavasikkannu, VP, Portfolio Mgr (Singapore)
      - *AMB-Japan Fund I, AMB-China Fund*
  - **Stephen A. Barrios**, VP, Group CFO (San Francisco)
  - **James W. Green**, MD, Global Client Relations (New York)
    - Timothy K. Brosnan, SVP, Client Relations (Los Angeles)
    - Martina M. Malone, SVP, Client Relations (London)

ProLogis. | AMB

Commitment to Co-Investors

Communication & Transparency

- Continued commitment to superior client service and communication
- Our management team has a long history of managing investments
- Lead the public real estate industry in reporting and disclosure
- Best in class reporting, research, insights and access to our in-house experts
- Active Investor Advisory Councils, Investor Forums and open dialogue

Alignment of Interests

- Co-investment of 15%-50% of our capital alongside our partners - the single best way to align interests
- Incentive based compensation. Profits are earned after achieving return thresholds within a fund. Asset management fees designed to recover costs

(1) As of December 31, 2010

Commitment to Co-Investors

Allocation Policy	• Funds and ventures take priority over balance sheet for new investment • Consistent rotation policy
One Portfolio Policy	• All assets managed on an ownership blind basis; customers drive decisions • Scaled operating platform offers customers a variety of choice when filling and growing their space needs, with a predictable standard of service spanning markets and countries • All properties and investors benefit when customers' needs are met
Risk Mitigation	• Actively understand risk to manage it appropriately • No substitute for boots on the ground at the property level, speaking with customers, leasing space and identifying and resolving issues

Post Merger Questions & Answers

1. What will happen to my fund?
    - Will it compete with another fund after the merger?
    - Will it be merged into another fund?
    - Will its strategy change after the merger?
2. What will happen to my portfolio management team and the individuals I currently interact with?
3. Will there be any changes in financial reporting, flash reports and other written communications?
4. Will there be any changes in my fund's Investor Advisory Council (IAC) and how will it be advised during any changes or transitions?
5. What will be the approach to client service following the merger?
6. Will there be any changes in cost reimbursements or fees following the merger? What will be the policy on quantity discounts?
7. What will be the approach to governance and transparency following the merger?
8. What will be the new funds, JVs or product offerings following the merger? How might it create new investment opportunities?